Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MARCH 31, 2005	FOR THE TWELVE MONTHS ENDED MARCH 31, 2005
Earnings from continuing operations	$ 9,575	$ 62,256
Income taxes	5,995	36,329
Earnings from continuing operations before income taxes	$ 15,570	$ 98,585
Fixed charges:		
Interest, long-term debt	$ 10,733	$ 42,870
Interest, other (including interest on short-term debt)	760	1,799
Amortization of debt expense, premium, net	626	2,983
Portion of rentals representative of an interest factor	79	282
Total fixed charges	$ 12,198	$ 47,934
Earnings from continuing operations before income taxes	$ 15,570	$ 98,585
Plus: total fixed charges from above	12,198	47,934
Plus: amortization of capitalized interest	102	407
Earnings from continuing operations before income taxes and fixed charges	$ 27,870	$ 146,926
Ratio of earnings to fixed charges	2.28 x	3.07 x
Total fixed charges from above	12,198	47,934
Preferred stock dividends	512	2,504
Total fixed charges and preferred stock dividends	12,710	50,438
Ratio of earnings to combined fixed charges and preferred stock dividends	2.19 x	2.91 x